January 28, 2008

Via EDGAR Transmission (with copy via facsimile)

Ms. Pamela Howell

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Applied Materials, Inc.

Definitive 14A

Filed February 14, 2007

File No. 000-06920

Dear Ms. Howell:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter to Michael R. Splinter, the President and Chief Executive Officer of Applied Materials, Inc. (“Applied” or the “Company”), dated December 18, 2007. For your convenience, the Staff’s comments are reprinted in bold.

1. We note your response to our prior comment 6. Please provide us with a more detailed analysis of how disclosure of each target would result in competitive harm. For example, but without limitation, tell us specifically how disclosure of earnings per share, revenue growth and other strategic and financial performance measures would allow competitors to strategize in a manner potentially harmful to the company. In your response, please clarify how competitors are able to derive such information from the company’s targets. In addition, please explain how a past year’s targets would be predictive of your strategic plans in future years given the varying levels of difficulty for achievement of targets that the compensation committee could set from one year to the next. For each performance measure that you believe you have a basis to omit, please provide detailed analysis of how disclosure of the specific quantitative or qualitative measurement would result in competitive harm. Please refer to Instruction 4 to Item 402(b) of Regulation S-K and Question 3.04 of Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

Ms. Pamela Howell

Securities and Exchange Commission

January 28, 2008

The performance measures used by Applied for purposes of determining executive bonuses for the 2006 and 2007 fiscal years, as addressed in the Proxy Statement filed by the Company on February 14, 2007, can be divided into three general categories: (1) certain measures tied to past year’s consolidated financial performance or total stockholder return; (2) projected or internal financial measures, including business unit-specific or product-specific metrics, and those comparing the Company to certain competitors’ performance; and (3) measures related to internal operational or strategic objectives.

After further consideration of the Staff’s comments, the Company will disclose measures described in category 1 above that relate to publicly available information, in particular: (1) two measures that apply to all named executive officers (“NEOs”), consisting of (a) a profit after tax threshold that is a condition to payment of any bonus, and (b) a total stockholder return metric; and (2) a measure for certain NEOs that is related to adjusted earnings per share. These measures were used in fiscal 2006 and 2007. Applied intends to provide specific disclosure regarding these measures for its completed 2007 fiscal year in the Company’s proxy statement for the 2008 annual meeting of stockholders (the “2008 Proxy Statement”)1, in substantially the following form:

•

Profit After Tax Threshold. No bonus would have become payable under the Senior Executive Bonus Plan for fiscal 2007 unless Applied achieved at least 5% profit after tax, even if all other performance measures had been achieved. The profit after tax percentage is defined as net income (non-GAAP, excluding certain non-operating expenses) expressed as a percentage of net sales.

•

Total Stockholder Return Adder. If a bonus had been earned due to achievement of both the profit after tax threshold and the performance measures, the bonus could be increased if Applied’s total stockholder return for the year were positive and total stockholder return was above the 55th percentile of other companies in the S&P 500. The maximum adder for any officer would be payable only if actual performance significantly exceeded all performance measures and if total stockholder return were positive and at or above the 90th percentile as compared to the S&P 500 companies. The Human Resources and Compensation Committee of the Board of Directors intentionally set a high bar, which required strong performance to earn a maximum bonus under the Senior Executive Bonus Plan. As a result, despite the fact that fiscal 2007 was a strong year for Applied with respect to profitability and revenue, no named executive officer earned the maximum adder for fiscal 2007.

•

Adjusted Earnings Per Share. Achieve adjusted earnings per share (non-GAAP, excluding certain non-operating expenses) within a range that is scaled to the fiscal 2007 revenue level. A multiplier between 0 - 2 is applied to the adjusted earnings per share achieved, depending on where the actual adjusted earnings per share falls within the range. For fiscal 2007, the actual adjusted earnings per share was $1.35, resulting in an earnings per share multiplier of 1.074 (weighted at 50%).

[1]

The profit after tax threshold and total stockholder return adder will be discussed in the narrative portion of the Compensation Discussion and Analysis, while adjusted earnings per share will be set forth in a tabular presentation (see Attachment A hereto).

Ms. Pamela Howell

Securities and Exchange Commission

January 28, 2008

With respect to the second and third categories of performance measures noted above, that is, projected or internal financial measures and strategic objectives, the Company intends to enhance its disclosure by providing additional descriptive information about the measures in its 2008 Proxy Statement, as described in Section D below and set forth in Attachment A included with this letter (“Attachment A”). However, disclosure of the details of each of these performance measures is not required for two reasons. First, as noted in Applied’s prior response letter dated September 21, 2007 and more fully discussed below, the Company strongly believes that disclosure of these performance measures would result in a likelihood of substantial competitive harm to Applied and, therefore, that the measures are exempt from disclosure as provided in Instruction 4 to Item 402(b) of Regulation S-K. In addition, Applied believes that many of these measures are not material information necessary to an understanding of Applied’s compensation policies and decisions within the meaning of Instruction 1 to Item 402(b) of Regulation S-K for the reasons described below.

A.	Summary of Applied’s Business and Competitive Environment

Applied provides manufacturing equipment, service and software products to the global semiconductor, flat panel display, solar and related industries, each of which is highly competitive and characterized by rapid technological change. Applied’s success depends on its ability to continually improve its products, timely develop new products that meet constantly evolving customer requirements, and effectively commercialize its technology. In addition, Applied must successfully execute its growth strategy, including enhancing market share in existing markets, expanding into related markets, and cultivating new markets, while constantly improving its operational performance. The development, introduction and support of a broadening set of products in more varied competitive environments have grown increasingly complex and expensive over time.

Substantial competition exists in all areas of Applied’s business. Competitors range from small companies that compete with a single product and/or in a single region, to global, diversified companies with a range of products. Significant competitive factors include technical capability and differentiation, productivity and cost-effectiveness. Applied’s ability to compete requires a high level of investment in research and development and in marketing, sales and customer support activities, and also substantially depends on the Company’s ability to hire, motivate and retain key talent.

Ms. Pamela Howell

Securities and Exchange Commission

January 28, 2008

Applied’s customers include manufacturers of semiconductor chips and wafers, flat panel liquid crystal displays, solar photovoltaic cells, and other electronic devices. Much of Applied’s customer base historically has been, and is becoming even more, highly concentrated. Large orders from a relatively limited number of customers have accounted for, and are expected to continue to account for, a substantial portion of Applied’s net sales. In addition, certain customers have entered into strategic alliances or industry consortia that have increased the influence of key semiconductor manufacturers on technology decisions made by their partners.

B.	Detailed Disclosure of Performance Measures Would Lead to Competitive Harm

In determining compensation for its NEOs under the Company’s Senior Executive Bonus Plan for fiscal 2007,2 Applied used a combination of financial, operational and strategic performance measures comprised of approximately 45 different metrics, various combinations of which are applicable to the NEOs. Applied believes that the number, specificity and tailored nature of its metrics encourage more focused attention by management on the Company’s priorities and is in the best interests of the Company and its stockholders.

As noted above, Applied has agreed to disclose specific details concerning the past year’s targets for profit after tax, total stockholder return, and adjusted earnings per share. In addition, Applied uses a set of objectives known as the “Corporate Scorecard,” consisting of a total of 10 separate, equally-weighted metrics. The Corporate Scorecard and the remaining metrics fall into two general categories: (1) projected or internal financial measures, or those that are measured against competitors’ performance, and (2) internal operational or strategic objectives. Particularly considering the highly volatile and competitive environment in which Applied operates, the Company believes these metrics should be disclosed in general terms only, as explained below.

[2]	This letter focuses on the more current fiscal 2007 performance measures. Similar reasoning applies to the comparable fiscal 2006 measures.

Ms. Pamela Howell

Securities and Exchange Commission

January 28, 2008

1.	Financial Projections, Market Share Goals and Similar Internal Measures

Each of Applied’s financial performance measures, when adopted at the beginning of the fiscal year then in progress, represents a projection or target, the disclosure of which would likely cause competitive harm to the Company. For example, the Company does not publicly release specific projections with respect to full-year earnings per share or operating income percentage for the current year. When setting targets, the Company considers a multitude of factors, including general market conditions, anticipated product introductions and anticipated resource allocations. If Applied were required to disclose these targets, competitors would be able to derive information about the Company’s market expectations, planned spending patterns and areas of focus for the current year.

Another metric applicable to the Chief Executive Officer and included in the Corporate Scorecard relates to growth of Applied’s share of the combined annual revenues of top semiconductor equipment companies over fiscal 2006. Applied strongly believes that a specific market share growth target is competitively sensitive because it reveals the Company’s objectives relative to its principal competitors, as well as its operating focus and future direction.

Other internal financial measures include business unit-specific or product-specific goals assigned to the particular responsible NEO, such as adjusted operating income and revenue, spending or cost reduction targets, and margin targets. These measures essentially represent a roadmap to Applied’s plans regarding the trajectory of its business, and map out Applied’s business, financial and growth strategies. Disclosure of these measures would clearly identify for Applied’s competitors those areas that the Company believes represent key opportunities or areas for improvement, many of which relate to plans and objectives for future years. This could make it significantly more difficult for the Company to achieve these goals and would allow competitors, customers and suppliers to more readily exploit these opportunities or perceived weaknesses.

In the case of an operating margin target for a business unit, for example, a competitor might be able to derive estimated pricing for the unit’s products and use this information in pricing its own products in order to take away business from Applied. Moreover, Applied’s customer base is both highly concentrated and sophisticated, and customer contracts are typically heavily negotiated. Given this environment, customers with specific details about Applied’s costs and pricing goals would be able to leverage this information to obtain lower pricing and other more favorable terms. Applied’s suppliers would gain similar negotiating advantages in their dealings with the Company.

Ms. Pamela Howell

Securities and Exchange Commission

January 28, 2008

Detailed disclosure of the individual performance measures applicable to each NEO would also make it easier for other companies to tailor a more attractive compensation package, including more readily achievable performance measures, in an attempt to lure key executives away from Applied.

In addition, Applied is a global company that operates in different industries, with a number of major competitors based outside the United States who are not subject to similar disclosure requirements. A requirement to disclose details about business unit-specific or product-specific goals in particular would give these competitors a significant competitive advantage against Applied, resulting in substantial harm to the Company.

In sum, detailed disclosure of the above performance goals would jeopardize the Company’s ability to achieve the goals, resulting in considerable economic harm to the Company and its stockholders.

2.	Operational and Strategic Objectives

Several of the performance objectives for the NEOs relate to key internal operational or strategic initiatives and product development efforts. For example, the 2007 Corporate Scorecard includes milestones and performance targets for new manufacturing strategies, market acceptance of several types of products, and retention and development of key employees. Mr. Splinter’s strategic objectives for fiscal 2007 included human resource development and planning; key operational initiatives relating to specified manufacturing, tax, operational and product initiatives; and new product development. Other NEOs had performance targets tied largely to their particular business units and included, among others, targets relating to product pricing, increasing market share in existing markets, expansion into new markets, technology development and initiatives, new product development, product pipelines, product deployment schedules and strategies, operational performance measures, new customer wins, initiatives with current customers, and business development efforts. A number of these objectives are very detailed and include references to specific customers, competitors, products, technologies, target markets and performance criteria.

Specific disclosure of these metrics would give competitors valuable insight into the Company’s key internal initiatives, which would allow them to develop strategies and initiatives to counter the Company’s plans. This information is extremely sensitive as it is integral to the Company’s competitive position, detailed disclosure of which would cause substantial economic harm to Applied and its stockholders.

Ms. Pamela Howell

Securities and Exchange Commission

January 28, 2008

C.	Non-Materiality of Performance Measures

As discussed above, in fiscal 2007, the Company used approximately 45 different performance metrics in connection with determining executive bonuses. Many of these metrics include such details as the number of customer wins for a particular product, the criteria necessary to demonstrate customer satisfaction, and product deployment schedules and strategies. Applied does not believe that disclosure of such granular details, especially given their relative weightings, would provide material information necessary to an investor’s understanding of Applied’s compensation policies and decisions. This is particularly true in light of the other information in the Company’s Compensation Discussion and Analysis and in the context of the enhanced disclosure discussed below.

D.	Enhanced Disclosure

In order to provide additional transparency to investors, the Company intends to supply enhanced disclosure regarding the performance measures used to determine bonuses for its NEOs. Although detailed disclosure of the measures discussed above would result in substantial competitive harm to the Company, Applied believes that expanding the description of these measures beyond general references to certain strategic, financial and operational goals will provide investors with additional information upon which to assess the Company’s executive compensation policies and practices.

The Company also intends to provide comparable disclosure about the performance measures established for the NEOs for fiscal 2008. As this information is prospective in nature and likely to cause substantial competitive harm to the Company if disclosed in greater detail, for the reasons discussed above, the Company’s disclosures with respect to these measures will be limited in accordance with Instruction 4 to Item 402(b) of Regulation S-K.

2. While we note your detailed response to our comments, please confirm that you will provide the additional and/or enhanced information included in your responses in your future filings.

Applied confirms that it will provide the additional and/or enhanced information included in its responses to the Staff’s comments in its future filings, to the extent applicable.

Ms. Pamela Howell

Securities and Exchange Commission

January 28, 2008

* * * * * * * * * *

Applied understands the importance of, and is committed to complying with, the Commission’s regulations. We would be pleased to discuss this matter by telephone once you have had a chance to review this letter. Please contact me by telephone at (408) 748-5420 or by fax to (408) 563-4635, or you may contact Charmaine Mesina, Vice President, Corporate Legal Affairs, by telephone at (408) 563-2153 or by fax to (408) 986-2871.

Sincerely,

/s/ Joseph J. Sweeney
Joseph J. Sweeney
Senior Vice President, General Counsel and
Corporate Secretary

cc:	Michael R. Splinter (Applied Materials)

Steven E. Bochner (Wilson Sonsini Goodrich & Rosati)

Michael S. Russell (Wilson Sonsini Goodrich & Rosati)

ATTACHMENT A

Named Executive Officer	Fiscal 2007 Performance Goals (and Relative Weightings)*
Michael R. Splinter

(1) Achieve adjusted earnings per share (non-GAAP, excluding certain non-operating expenses) within a range that is scaled to the fiscal 2007 revenue level. A multiplier between 0 - 2 is applied to the adjusted earnings per share achieved, depending on where the actual adjusted earnings per share falls within the range. For fiscal 2007, the actual adjusted earnings per share was $1.35, resulting in an earning per share multiplier of 1.074 (weighted at 50%).

(2) Increase Applied’s share of the combined annual revenues of top semiconductor equipment companies over fiscal 2006 (weighted at 25%).

(3) Achieve objectives relating to (a) human resource development and planning, (b) specified manufacturing, tax, operational and product initiatives, and (c) new product development, including solar (collectively weighted at 25%).

George S. Davis	(1) Achieve fiscal 2007 adjusted earnings per share as described above for Mr. Splinter (weighted at 50%). (2) Achieve corporate scorecard** objectives (weighted at 50%).

Franz Janker

(1) Achieve corporate scorecard** objectives (weighted at 50%).

(2) Achieve five sales-related objectives (four of which are also part of the corporate scorecard), including order and revenue growth for specified products (each weighted at 10%).

Nancy H. Handel	Ms. Handel did not participate in the Senior Executive Bonus Plan in light of her announced retirement, which was effective in the first quarter of fiscal 2007.

Farhad Moghadam

(1) Achieve corporate scorecard** objectives (weighted at 50%).

(2) Achieve various business unit-specific objectives, including financial targets related to internal operating income and revenue metrics for specific semiconductor products, market share growth, and new product development (collectively weighted at 45%).

(3) Achieve objectives related to multi-year program to enhance business processes and systems (also part of the corporate scorecard) (weighted at 5%).

Dr. Moghadam resigned prior to the end of fiscal 2007 and therefore received no bonus for that year.

ATTACHMENT A

Named Executive Officer	Fiscal 2007 Performance Goals (and Relative Weightings)*
Thomas St. Dennis

(1) Achieve corporate scorecard** objectives (weighted at 50%).

(2) Achieve various business unit-specific objectives, including financial targets related to internal operating income and revenue metrics for specific semiconductor products, improved demand for specific products, and new product development (collectively weighted at 50%).

Manfred Kerschbaum

(1) Achieve corporate scorecard** objectives (weighted at 50%).

(2) Achieve various business unit-specific objectives (one of which is also part of the corporate scorecard), including financial targets related to internal operating income and revenue metrics for services business, increased revenue for a specific category of products, increased profitability of specific business unit, and market share growth (collectively weighted at 50%).

Mark R. Pinto

(1) Achieve corporate scorecard** objectives (weighted at 50%).

(2) Achieve various business unit-specific objectives, including financial targets related to internal operating income metrics for new businesses and products, solar contract activity, and new product development (collectively weighted at 50%).

*	The score for each performance goal is weighted subject to a multiplier from 0-2, depending on the extent to which the goal is achieved within applicable parameters.

**	The “corporate scorecard” for fiscal 2007 consists of ten equally-weighted objectives to: (1) increase Applied’s share of the combined annual revenues of top semiconductor equipment companies over fiscal 2006; (2) achieve adjusted operating income expressed as a percentage of net sales consistent with the adjusted earnings per share objective applicable to Messrs. Splinter and Davis; (3) meet goals relating to a multi-year program to enhance business processes and systems; (4) increase use of new manufacturing strategies; (5) increase customer acceptance of newly-released products; (6) increase customer acceptance of a certain type of products; (7) increase customer acceptance of a certain product; (8) achieve desired revenue level for a certain category of products; (9) achieve a desired demand level for a certain new product; (10) and retain and develop key talent.